BLOW & DRIVE INTERLOCK CORPORATION

805, 8TH FLOOR, MENARA MUTIARA MAJESTIC

JALAN OTHMAN, PETALING JAYA

SELANGOR, MALAYSIA 46000

May 17, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	BLOW & DRIVE INTERLOCK CORPORATION Withdrawal of Form 1-A Filed February 11, 2021 File No 024-11461

Ladies and Gentlemen:

On behalf of Blow & Drive Interlock Corporation a Delaware Corporation (the “Company”), we hereby request that the offering on Form 1-A (File No. 024-11461) as filed with the Securities and Exchange Commission (the “Commission”) on February 11, 2021, and amended on March 12, 2021, be withdrawn, effective the date of this letter.

Accordingly, we request that the Commission issue an order granting the withdrawal of the Amendment(s) effective as of the date hereof or at the earliest practicable date hereafter. Please provide a copy of the order or notice to James B. Parsons, Witherspoon Brajcich McPhee, PLLC, 10016 Edmonds Way, Suite C-325, Edmonds, WA  98020, or via email jparsons@workwith.com.

The Offering Statement has not been qualified, and no shares of the Company’s common stock have been sold under the Offering Statement.

If you have any questions or comments regarding this request or require any additional information, please do not hesitate to contact Witherspoon Brajcich McPhee, PLLC. at (425) 451-8036.

Sincerely,

/s/ Ding Jung Long
Ding Jung Long, CEO